Exhibit 99.2

August 15, 2022	VIA SEDAR

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	CANADA GOOSE HOLDINGS INC.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations (“NI 51-102”)

Following the annual general and special meeting of the shareholders of Canada Goose Holdings Inc. (the “Company”) held virtually on August 12, 2022 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the ten (10) nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Withheld	%
Dani Reiss	534,620,699	97.93%	11,283,049	2.07%
Ryan Cotton	536,171,583	98.22%	9,732,165	1.78%
Joshua Bekenstein	534,788,106	97.96%	11,117,642	2.04%
Stephen Gunn	544,945,587	99.82%	960,161	0.18%
Jean-Marc Huët	545,700,855	99.96%	204,893	0.04%

Nominee	Votes For	%	Votes Withheld	%
John Davison	545,699,228	99.96%	206,520	0.04%
Maureen Chiquet	545,422,479	99.91%	483,269	0.09%
Jodi Butts	539,955,372	98.91%	5,950,376	1.09%
Michael D. Armstrong	545,638,654	99.95%	267,094	0.05%
Belinda Wong	545,766,109	99.97%	139,639	0.03%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor and authorizing the directors of the Company to fix the remuneration of the auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor and the directors were authorized to fix the remuneration of the auditor, with the following results:

Votes For	%	Votes Withheld	%
547,889,804	99.88%	660,786	0.12%

3.	Amendment of the Company’s Omnibus Incentive Plan

A ballot was conducted with respect to an ordinary resolution (the “Plan Resolution”) of the shareholders approving an amendment to the Company’s omnibus incentive plan (as amended and restated, the “Omnibus Incentive Plan”) to (i) replenish and increase the number of shares reserved for issuance under the Omnibus Incentive Plan by the addition of 5,266,699 subordinate voting shares of the Company (the “Subordinate Voting Shares”), representing 493,910 Subordinate Voting Shares on the account of the replenishment of the Omnibus Incentive Plan and 4,772,789 Subordinate Voting Shares on the account of the increase of the share reserve thereunder, such that the fixed maximum number of Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan as at the effective date of the amendment to the Omnibus Incentive Plan would be equal to 9,373,129 Subordinate Voting Shares, plus any Subordinate Voting Shares underlying options governed by the Company’s December 2013 stock option plan which expired or are forfeited after March 13, 2017, being 643,412 Subordinate Voting Shares as of June 24, 2022 (the “Share Reserve”), and (ii) to limit the number of Subordinate Voting Shares reserved for issuance pursuant to the settlement of restricted share units granted under the Omnibus Incentive Plan to a number equal to 50% of the Share Reserve from time to time, subject to approval by the Toronto Stock Exchange. According to proxies received and ballots cast, the Plan Resolution was approved by the shareholders of the Company, with the following results:

Votes For	%	Votes Against	%
530,539,146	97.18%	15,382,103	2.82%

DATED this 15th day of August, 2022.

CANADA GOOSE HOLDINGS INC.

(s) David Forrest

David Forrest
General Counsel